

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 29 2007 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 47904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John James Futures Group, Ltd. DBA: John James Investments, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8463 Sheridan Drive
(No. and Street)

Williamsville (City) New York (State) 14221 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accounting Group of Western New York, CPA PC
(Name – *if individual, state last, first, middle name*)

150 Essjay Rd - (Address) Williamsville (City) New York (State) 14221 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED OCT 11 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yvonne S. Pilichowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John James Investments Ltd, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

THOMAS A. SMITH
Notary Public, State of New York
No. 01SM6103945
Qualified in Erie County
Commission Expires Jan. 12, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditor's Report on Internal Control

To the Board of Directors and Shareholder
John James Investments, Ltd.
Williamsville, New York

In planning and performing our audit of the consolidated financial statements and supplemental schedules of John James Investments, Ltd. (the Company) as of December 31, 2006 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Accounting Group of Western New York, CPA, PC

Accounting Group of Western New York, CPA, PC
Williamsville, New York
~~May 21~~, 2007
February 28, 2007

JOHN JAMES INVESTMENTS, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

FINANCIAL STATEMENTS

Consolidated Statement of Financial Condition
Consolidated Statement of Income
Consolidated Statement of Changes in Stockholder's Equity
Consolidated Statement of Cash Flows
Notes to the Financial Statements

SUPPLEMENTARY INFORMATION

SCHEDULE I	Computation of Net Capital
SCHEDULE II	Computation for Determination of Reserve Requirement
SCHEDULE III	Possession or Control Requirement Information
SCHEDULE IV	Segregation Requirements

Centerpointe Corporate Park
150 Essjay Road, Suite 200
Williamsville, New York 14221-5775


Accounting
Group

of Western New York, C.P.A., P.C.

(716) 204-2040
Fax: (716) 204-9278
www.wnycpa.com

Independent Auditor's Report

To the Board of Directors and Shareholder
John James Investments, Ltd.
Williamsville, New York

We have audited the accompanying consolidated statement of financial condition of John James Investments, Ltd. (the Company) as of December 31, 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of John James Investments, Ltd. at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Accounting Group of Western New York, CPA, PC

Accounting Group of Western New York, CPA, PC
Williamsville, New York
February 28, 2007

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents:		
Cash in banks	$0	
Cash in money market accounts	16,049	
Accounts receivable:		
Broker-dealer receivable	65,729	
Clearing firm deposits receivable	15,018	
Prepaid income taxes	3,761	
Securities owned:		
Not readily marketable, at estimated fair value	75	
Loan receivable, not readily marketable	90,239	
		190,871
Land	20,000	
Building improvements	69,846	
Other	7,157	
Vehicles	21,820	
Office equipment and furniture	97,603	
	216,426	
Less accumulated depreciation	145,643	
		70,783
TOTAL ASSETS		$261,654

The accompanying notes are an integral part of these financial statements

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts and credit cards payable	$17,120	
Payroll taxes payable	6,779	
Deferred income taxes	14,288	
TOTAL LIABILITIES		38,187
STOCKHOLDER'S EQUITY		
Common stock, no-par value, 200 shares authorized, issued, and outstanding	2,000	
Additional paid-in capital	38,357	
Retained earnings	183,110	
TOTAL STOCKHOLDER'S EQUITY		223,467
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$261,654

The accompanying notes are an integral part
of these financial statements

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES		
Commissions	$234,756	
Commodity revenue	10,725	
Sale of investment company shares	27,351	
Unrealized loss on proprietary securities	(75)	
Interest, dividends and capital gains	858	
TOTAL REVENUE		273,615
EXPENSES		
Officer salaries and employment costs	64,525	
Commissions and other compensation and benefits	12,311	
Regulatory fees and expenses	6,078	
Occupancy costs	59,625	
Advertising and promotion	1,838	
Communications, telephone and data processing	19,721	
Depreciation	12,259	
Insurance	23,767	
Office supplies and expense	8,734	
Postage and delivery	3,778	
Printing and reproduction	545	
Professional fees	10,474	
Repairs, cleaning and maintenance	2,831	
Dues, subscriptions and seminars	567	
Utilities	5,319	
Vehicle, travel and entertainment	16,789	
TOTAL EXPENSES		249,161
INCOME BEFORE INCOME TAXES		24,454
INCOME TAX EXPENSE		5,763
NET INCOME		18,691
RETAINED EARNINGS, beginning of year		224,519
DIVIDENDS PAID		(60,100)
RETAINED EARNINGS, end of year		$183,110

The accompanying notes are an integral part
of these financial statements

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE , December 31, 2005	$2,000	$38,357	224,519	$264,876
NET INCOME			18,691	18,691
DIVIDENDS PAID			(60,100)	(60,100)
BALANCE , December 31, 2006	$2,000	$38,357	$183,110	$223,467

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$18,691
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	12,259
Deferred income tax adjustments	5,328
Unrealized gain on proprietary investments	75
(Increase) decrease in assets:	
Broker-dealer receivable	(50,450)
Clearing firm deposits receivable	4
Marketable securities	20,100
Loan receivable, not readily marketable	827
Prepaid income taxes	(889)
Increase (decrease) in liabilities:	
Accounts payable	11,288
Commissions payable	(2,028)
Payroll taxes payable	4,263
Accrued income taxes	(13,547)
Total adjustments	(12,770)
Net cash provided by operating activities	5,921
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases and dispositions of property and equipment, net of accumulated depreciation	-
Net cash provided by (used in) investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid	(60,100)
Net cash (used in) financing activities	(60,100)
Net decrease in cash and cash equivalents	(54,179)
CASH AND CASH EQUIVALENTS, beginning of year	70,228
CASH AND CASH EQUIVALENTS, end of year	$16,049

The accompanying notes are an integral part of these financial statements

1. **Organization and Nature of Business**

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a New York Corporation that was incorporated in March, 1995.

2. **Summary of Significant Accounting Policies**

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment advisory.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Cash and Cash Equivalents

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense charged to operations was $1,838 for the year ended December 31, 2006.

2. Summary of Significant Accounting Policies *(continued)*

Property, Equipment and Depreciation

Property and equipment are stated at cost. Maintenance and repairs are charged against income; major renewal and betterment's are capitalized. Depreciation and amortization are computed using both accelerated and straight-line methods over the estimated useful lives of the assets. Depreciation is provided using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

3. Receivable From and Payable to Broker-Dealers and Clearing Organizations

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

4. Receivable From and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

5. Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

6. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

8. Fair Values of Financial Instruments

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2006, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The carrying value of cash, receivables and accounts payable approximates fair value due to the short maturity of these instruments.

9. Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

10. Related Party Transactions

Rent expense to the spouse of the shareholder for office space was $59,625 for the year ended December 31, 2006.

11. Taxes on Income

The net deferred tax asset (liability) consisted of the following components as of December 31, 2006:

Deferred tax assets related to:	
Net operating loss	$4,200
Accounts payable	1,873
	6,073
Deferred tax liabilities related to:	
Property and equipment	(3,445)
Accounts receivable	(16,916)
Net deferred tax (liability)	$(14,288)

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

The Company reports on the cash basis for income taxes and on the accrual method for financial statement purposes.

The provision for income taxes for the year ended December 31, 2006 consisted of the following:

Current:	Federal provision	$-0-
	State provision	435
		435

11. Taxes on Income *(continued)*

Current:	Federal benefit	(-0-)
	State benefit	(-0-)
		(-0-)
	Total current expense	435
Deferred:	Federal liability	6,779
	State liability	3,401
		10,180
Deferred:	Federal benefit	(3,319)
	State benefit	(1,533)
		(4,852)
Total deferred (benefit) expense		5,328
Total income tax (benefit) provision		$5,763

Supplementary Information

SCHEDULE I

JOHN JAMES INVESTMENTS, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

NET CAPITAL		
TOTAL STOCKHOLDER'S EQUITY		$223,467
ADD:		
Deferred income taxes payable		14,288
TOTAL ALLOWABLE CAPITAL		237,755
NON ALLOWABLE ASSETS:		
Broker-dealer receivable	42,641	
Prepaid income taxes	3,761	
Furniture, equipment and property, net	70,783	
Loan receivable, not readily marketable	90,239	
		207,424
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		30,331
HAIRCUTS ON SECURITIES		123
NET CAPITAL		$30,208

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2006)

NET CAPITAL AS REPORTED IN COMPANY'S PART IIA FOCUS REPORT		$26,922
AUDIT ADJUSTMENTS:		
Deferred income taxes	5,328	
Loan receivable, not readily marketable	(1,125)	
Prepaid income taxes	(889)	
Property and equipment, net	(2,362)	
Accounts payable, accrued liabilities, expenses and other	2,334	
		3,286
NET CAPITAL		$30,208

SCHEDULE II

JOHN JAMES INVESTMENTS, LTD.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

MINIMUM NET CAPITAL REQUIRED		
Total liabilities from Statement of Financial Condition	$38,187	
Reserve ratio	6.66%	
MINIMUM NET CAPITAL REQUIRED	2,543	
MINIMUM DOLLAR REQUIREMENT	5,000	
NET CAPITAL REQUIREMENT	$5,000	
EXCESS NET CAPITAL		$25,208
EXCESS NET CAPITAL AT 1000%		$26,389
TOTAL AGGREGATE INDEBTEDNESS		$38,187
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		126.41%

SCHEDULE III

JOHN JAMES INVESTMENTS, LTD.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

NOT APPLICABLE - K(2)(ii) EXEMPTION

SCHEDULE IV

JOHN JAMES INVESTMENTS, LTD.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES & OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2006

NOT APPLICABLE


END